UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

INTERNATIONAL ASSETS HOLDING CORPORATION

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

459028106

(CUSIP Number)

Nancey M. McMurtry

International Assets Holding Corporation

220 E. Central Parkway, Suite 2060

Altamonte Springs, FL 32701

(407) 741-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Alfred G. Smith, Esq.

Shutts & Bowen, LLP

1600 Miami Center

201 S. Biscayne Blvd.

Miami, FL 33131-9767

February 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 459028106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities only). Sean M. O’Connor

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 179,806 shares 8. Shared Voting Power 750,000 shares 9. Sole Dispositive Power 179,806 shares 10. Shared Dispositive Power 750,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 929,806 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) (19.4%)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 459028106

1.	Names of Reporting Persons. St. James Trust I.R.S. Identification Nos. of above persons (entities only). None.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 750,000 shares 9. Sole Dispositive Power 10. Shared Dispositive Power 750,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (15.8%)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment to Schedule 13D is filed by Sean M. O’Connor and the St. James Trust (collectively the “Reporting Persons”) with respect to the common stock, par value $.01 per share, of International Assets Holding Corporation (the “Issuer”). The principal executive office of the Issuer is located at 220 E. Central Parkway, Suite 2060, Altamonte Springs, FL 32701

Item 2.	Identity and Background

The principal occupation of Sean M. O’Connor is the Chief Executive Officer of the Issuer. His business address is 220 E. Central Parkway, Ste 2060, Altamonte Springs, FL 32701.

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The St. James Trust (the “Trust”) is a trust organized under the laws of Jersey, Channel Islands. The Trust is a discretionary family trust administered by Standard Bank Offshore Trust Company Jersey Limited. Its business address is Standard Bank House, P.O. Box 583, 47-49 La Motte Street, St. Helier, Jersey JE2 8XR, Channel Islands. Mr. O’Connor is an advisor of the trust; he and his children are among the beneficiaries of the Trust.

To the best knowledge of each of the Reporting Persons, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Mr. O’Connor is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On December 6, 2003, Mr. O’Connor purchased 132,353 shares of the Issuer’s Series A Preferred Stock at a price of $1.70 per share. Mr. O’Connor used his personal funds to makes this purchase. On February 28, 2004, all of these shares were converted into 132,353 shares of the Issuer’s common stock.

On December 6, 2003, the St. James Trust purchased 750,000 shares of the Issuer’s Series A Preferred Stock at a price of $1.70 per share. The St. James Trust used its existing working capital to purchase these shares. On February 28, 2004, these shares were converted into 750,000 shares of the Issuer’s common stock.

Item 4.	Purpose of Transaction

Mr. O’Connor was appointed Chief Executive Officer and a director of the Issuer in connection with the purchase of the Issuer’s Series A Preferred Stock by Mr. O’Connor and the St. James Trust.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. O’Connor beneficially owns 929,806 shares, representing 19.4% of the outstanding shares of common stock as of December 31, 2003. This number includes 132,353 shares owned directly, 750,000 shares held by the St. James Trust, and 47,453 shares which Mr. O’Connor may acquire under options granted by the Issuer.

(b)	The St. James Trust beneficially owns 750,000 shares, representing 15.8% of the outstanding shares of common stock as of December 31, 2003.

(c)	Mr. O’Connor has the sole power to vote and to dispose of 179,806 shares of common stock. Through his relationship with the St. James Trust, Mr. O’Connor shares the power to direct the vote and disposition of 750,000 shares of common stock.

(d)	The St. James Trust shares the power to vote and to dispose of 750,000 shares with Mr. O’Connor.

(e)	On February 28, 2003, 132,353 shares of Series A Preferred Stock held by Mr. O’Connor and 750,000 shares of Series A Preferred Stock held by the St. James Trust were converted into an equal

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number of shares of common stock. On December 6, 2002, the Issuer granted Mr. O’Connor options to acquire 142,500 shares of common stock of the Issuer. As of December 31, 2003, 47,453 of these options were exercisable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement.

2.	Share Subscription Agreement, previously filed as an exhibit to the original Schedule 13D.

3.	Amendment to Share Subscription Agreement, previously filed as an exhibit to the original Schedule 13D.

4.	Assignment and Assumption Agreement between the Registrant, Sean O’Connor and The St. James Trust, previously filed as an exhibit to the original Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 17, 2004	/s/ Sean M. O’Connor

Sean M. O’Connor

Date:	February 18, 2004	St. James Trust

By: /s/ John Milford
Its: Trust Administrator
Name: John Milford

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Joint Filing Agreement

The undersigned hereby agree that this Amendment to the Schedule 13D filed by us with respect to the common stock of International Assets Holding Corp. is filed on behalf of each of us.

Dated:	February 17, 2004	/s/ Sean M. O’Connor

Sean M. O’Connor

Dated:	February 18, 2004	St. James Trust

By: /s/ John Milford
Its: Trust Administrator
Name: John Milford

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